Exhibit 99.1

Supplemental Information Regarding Melco Resorts & Entertainment Limited

Gearing Ratio

As of December 31, 2024, December 31, 2023 and December 31, 2022, Melco Resorts’ gearing ratio (total long-term debt, net divided by total assets) were 89.6%, 89.7% and 90.4%, respectively.

Accounts Receivable

Melco Resorts issues credit in the form of markers to approved casino customers following review of creditworthiness, typically with a credit period of 14 to 28 days. An extended repayment term of up to 90 days may be offered to casino customers with large gaming losses and established credit history. Credit is/can be given to gaming promoters with unsecured credit lines in the Philippines and Cyprus based on pre-approved credit limits. When credit is granted, the Melco Resorts typically issues markers to gaming promoters with a credit period of 30 days. Credit lines granted to all approved casino customers and gaming promoters are subject to monthly review and settlement procedures.

Melco Resorts’ accounts receivable related to the rooms, food and beverage, entertainment and retail which are largely operated on cash on delivery or due immediately on the date of billing, except for those well-established customers to whom credit terms of 30-60 days may be granted.

An aging analysis of accounts receivable as of the balance sheet date, based on the due dates, is as follows:

	$		$		$
	As at December 31,
	2024		2023		2022
	(in thousands of US$)
Current		$43,724		$41,000		$13,311
Past due:
Within 1 month		65,514		11,849		5,062
More than 1 month but within 3 months		14,410		9,668		9,178
More than 3 months but within 6 months		3,716		8,505		100
More than 6 months		147,248		176,856		245,585

		274,612		247,878		273,236
Less: allowances for credit losses		(130,401)		(156,240)		(217,244)

		$144,211		$91,638		$55,992

Accounts Payable

An aging analysis of accounts payable as of the balance sheet date, based on invoice dates, is as follows:

	$		$		$
	As at December 31,
	2024		2023		2022
	(in thousands of US$)
Within 1 month		$17,215		$7,475		$4,165
More than 1 month but within 3 months		5,326		2,617		935
More than 3 months but within 6 months		642		184		83
More than 6 months		1,611		1,476		1,547

		$24,794		$11,752		$6,730

Directors’ and Chief Executive’s Emoluments

The emoluments paid or payable to each of the seven directors during the years ended December 31, 2024, 2023 and 2022 were as follows:

	$		$		$		$		$		$
	Fees		Salaries and other benefits		Discretionary bonus(1)		Pension costs – defined contributions plans		Share-based compensation		December 31, 2024 Total
	(in thousands of US$)
Chairman, Chief Executive Officer and Director
Lawrence Yau Lung Ho		$—		$2,413		$4,802		$2		$8,580		$15,797
Directors
Clarence Yuk Man Chung		300		—		261		—		566		1,127
Evan Andrew Winkler		—		2,000		2,001		300		725		5,026
Independent Non-executive Directors
Alec Yiu Wa Tsui		133		—		—		—		151		284
Thomas Jefferson Wu		133		—		—		—		151		284
John William Crawford		225		—		—		—		151		376
Francesca Galante		120		—		—		—		151		271

		$911		$4,413		$7,064		$302		$10,475		$23,165

	$		$		$		$		$		$
	Fees		Salaries and other benefits		Discretionary bonus(1)		Pension costs – defined contributions plans		Share-based compensation		December 31, 2023 Total
	(in thousands of US$)
Chairman, Chief Executive Officer and Director
Lawrence Yau Lung Ho		$—		$2,406		$—		$2		$10,628		$13,036
Directors
Clarence Yuk Man Chung		300		—		252		—		563		1,115
Evan Andrew Winkler		—		2,000		1,460		—		3,543		7,003
Independent Non-executive Directors
Alec Yiu Wa Tsui		133		—		—		—		160		293
Thomas Jefferson Wu		133		1		—		—		151		285
John William Crawford		225		—		—		—		160		385
Francesca Galante		120		—		—		—		151		271

		$911		$4,407		$1,712		$2		$15,356		$22,388

	$		$		$		$		$		$
	Fees		Salaries and other benefits		Discretionary bonus(1)		Pension costs – defined contributions plans		Share-based compensation		December 31, 2022 Total
	(in thousands of US$)
Chairman, Chief Executive Officer and Director
Lawrence Yau Lung Ho		$—		$1,334		$—		$2		$20,755		$22,091
Directors
Clarence Yuk Man Chung		282		5		—		—		773		1,060
Evan Andrew Winkler		—		1,004		—		—		8,018		9,022
Independent Non-executive Directors
Alec Yiu Wa Tsui		133		2		—		—		204		339
Thomas Jefferson Wu		133		1		—		—		157		291
John William Crawford		225		2		—		—		203		430
Francesca Galante		120		1		—		—		157		278

		$893		$2,349		$—		$2		$30,267		$33,511

(1)	The discretionary bonus was determined based on the financial performance of Melco Resorts for the years ended December 31, 2024, 2023 and 2022.

None of the directors waived any emoluments for the years ended December 31, 2024, 2023 and 2022.

Five Highest Paid Employees

For each of the years ended December 31, 2024, 2023 and 2022, the five highest paid employees of Melco Resorts included two directors. Details of the remuneration for the years ended December 31, 2024, 2023 and 2022 of the remaining three highest paid employees who are neither a director nor the Chief Executive of Melco Resorts are as follows:

	$		$		$
	Year Ended December 31,
	2024		2023		2022
	(in thousands of US$)
Basic salaries, housing allowances, other allowances and benefits in kind		$3,285		$3,214		$2,764
Discretionary bonus		1,764		1,554		—
Pension costs – defined contribution plans		242		285		285
Share-based compensation		2,780		3,991		7,761

		$8,071		$9,044		$10,810

The number of the highest paid employees (excluding directors and the Chief Executive) whose remuneration fell within the following bands are as follows:

	$		$		$
	Number of Employees
	Year Ended December 31,
	2024		2023		2022
HK$17,000,001 (approximately US$2,190,000) to HK$17,500,000 (approximately US$2,254,000)		1		—		—
HK$18,000,001 (approximately US$2,319,000) to HK$18,500,000 (approximately US$2,383,000)		—		—		1
HK$19,000,001 (approximately US$2,447,000) to HK$19,500,000 (approximately US$2,512,000)		1		—		—
HK$20,000,001 (approximately US$2,576,000) to HK$20,500,000 (approximately US$2,641,000)		—		1		—
HK$22,500,001 (approximately US$2,898,000) to HK$23,000,000 (approximately US$2,963,000)		—		1		—
HK$26,000,001 (approximately US$3,349,000) to HK$26,500,000 (approximately US$3,413,000)		1		—		—
HK$27,500,001 (approximately US$3,542,000) to HK$28,000,000 (approximately US$3,607,000)		—		1		—
HK$30,500,001 (approximately US$3,929,000) to HK$31,000,000 (approximately US$3,993,000)		—		—		1
HK$35,000,001 (approximately US$4,508,000) to HK$35,500,000 (approximately US$4,573,000)		—		—		1

		3		3		3

Definitions

“Melco Resorts” refers to Melco Resorts & Entertainment Limited